Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

Tel: 215-309-7700

www.hillintl.com

January 10, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Office of Trade & Services

Re:	Hill International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed March 16, 2021
Item 2.02 Form 8-K filed November 8, 2021
File No. 001-33961

Ladies and Gentlemen:

Hill International, Inc. (the “Company”) submits the following responses to the comments raised in your letter dated December 16, 2021 with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020 (the “Form 10-K”) and the Company’s Form 8-K filed on November 8, 2021. In order to facilitate your review, the Staff’s comments are set forth in full below, followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2020

Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

(m) Investments, page 44

1.       It appears your share of profit of equity method affiliates is material. Please revise the footnotes to both your annual and interim financial statements to include summarized financial data for each equity method investee for each period presented that quantifies at a minimum: sales, gross profit, net income (loss) from continuing operations, net income and net income attributable to the investee. Refer to Rule 8-03(b)(3) of Regulation S-X.

Hill International, Inc. Form 10-K for Fiscal Year Ended December 31, 2020 Filed March 16, 2021 Item 2.02 Form 8-K filed November 8, 2021 File No. 001-33961

COMPANY RESPONSE:

As background, the nature of our equity method affiliates is to essentially serve as pass-through entities for our normal business operations in certain cases where we partner with another company (not affiliated with Hill International) to provide professional services to clients via a joint venture entity (“JV”). These JVs generally have no employees and no operations other than a professional services contract with a single client, which contract is fulfilled through vendor contracts with Hill International and its JV partners.

For example, we may form a JV with an unaffiliated service provider for the sole purpose of executing a single contract with a client. The JV would typically enter into a contract to provide services to the client for an amount – for this example, $10 million. The JV would also concurrently enter into contracts with Hill International and its partner as vendors to provide services to the client on behalf of the JV for $9 million total. Hill and its partner then would perform the services and bill the JV $9 million. The JV would in turn bill the client $10 million. The JV would incur $0.5 million of administrative expenses and recognize a net profit of $0.5 million. Assuming a 50/50 ownership structure of the JV, Hill International will recognize $0.25 million of share of profit from equity method affiliates. These figures are illustrative only and do not represent actual results.

We do not generally consider information relating to any of our equity method investees individually, or in aggregate, to be material. First, although the share of our equity method investees in the aggregate, is larger relative to income from continuing operations before tax than it is to consolidated revenue, consulting fee revenue and gross profit, this is primarily due to Hill International being close to break-even, and it represents a very small portion of these other financial metrics, all of which management considers more significant indicators of performance than income from continuing operations, as shown in the following table:

(dollar amounts in thousands)	Share of profit of equity method affiliates	Total revenue	% Total revenue	Consulting fee revenue (“CFR”)	% CFR	Gross profit	% Gross profit
Year Ended 12/31/19	$2,601	$376,437	0.69%	$308,620	0.84%	$126,850	2.05%
Year Ended 12/31/20	$3,286	$368,524	0.89%	$296,615	1.11%	$119,351	2.75%
9 Months Ended 9/30/21	$1,805	$285,237	0.63%	$227,158	0.79%	$90,923	1.99%

Hill International, Inc. Form 10-K for Fiscal Year Ended December 31, 2020 Filed March 16, 2021 Item 2.02 Form 8-K filed November 8, 2021 File No. 001-33961

Second, the JVs are all part of our agreements with clients for our work on the related projects and, while they are technically equity method investees for accounting purposes, these JVs do not present unusual risk, fees or margins compared to our regular and ongoing project management work on client projects.

Third, we note that on May 20, 2020, the “significant subsidiary” definition in Rule 1-02(w) of Regulation S-X, Rule 405 of the Securities Act, and Rule 12b-2 of the Exchange Act was amended to update the significance tests for subsidiaries and for determinations relating to acquisitions and dispositions. Specifically, the amended income test adds a revenue component to the income test, such that a tested subsidiary will meet the test only if both the net income and revenue component are met. As shown on the table below, our equity method affiliates are below the disclosure thresholds specified in amended Rule 1-02(w):

(dollar amounts in thousands)	Net revenue of JV’s	Consolidated total revenue	Income test %	Total assets of JV’s	Consolidated total assets	Asset test %	Investment in JV’s	Consolidated total equity	Equity test %
Year Ended 12/31/19	$6,468	$376,437	1.72%	$7,589	$269,551	2.82%	$527	$110,228	1.48%
Year Ended 12/31/20	$7,460	$368,524	2.02%	$16,030	$271,999	5.89%	$1,543	$109,288	1.41%
9 Months Ended 9/30/21	$8,659	$285,237	3.04%	$13,263	$294,301	4.51%	$1,308	$106,827	1.22%

Based on the nature of our equity method investments, the immateriality of these equity method investments to our primary performance measures and the provisions of Rule 1-02(w) as amended, we do not believe that additional disclosure is required. However, in order to give a better overview, we will provide explanatory text describing the nature of our equity method investments on a prospective basis beginning with our Form 10-K for the year ended December 31, 2021.

Item 2.02 Form 8-K Filed November 8, 2021

Exhibit 99.1, page 1

2.       Here and in your Forms 10-K and 10-Q you present and discuss profit measures, like gross profit and Adjusted EBITDA, and other amounts, like SG&A expenses, as a percentage of consulting fee revenue. Consulting fee revenue represents only a portion of your total revenue. If profit measures or other amounts are presented as a percentage of revenue, they should be shown as a percentage of total revenue. In addition, here you discuss only consulting fee revenue in isolation and not total revenue or reimbursable expenses. Please revise your disclosures accordingly.

Hill International, Inc. Form 10-K for Fiscal Year Ended December 31, 2020 Filed March 16, 2021 Item 2.02 Form 8-K filed November 8, 2021 File No. 001-33961

COMPANY RESPONSE:

We believe that consulting fee revenue (“CFR”) is the primary measure of our “top line” and more meaningful than our total revenue. The following is excerpted from the Company’s most recent Form 10-K, Item 1. Business:

Consulting Fee Revenue

We believe an important performance measure is consulting fee revenue (“CFR”). The professionals we deploy to execute contracts are occasionally subcontractors. We generally bill our clients the actual cost of these subcontractors and recognize this cost as both revenue and direct expense. CFR refers to our revenue excluding amounts paid or due to subcontractors. We believe CFR is an important measure because it represents the revenue on which we earn gross profit, whereas total revenue includes subcontractors on which we generally pass through the costs, which are controlled costs and properly recognized a revenue under ASC 606, and earn minimal or no gross profit.

As may be implied from the foregoing disclosure, we believe that the practical result of a focus on total revenue lacks context required to properly assess the performance of the business. For example, total revenue declined 2.1% in fiscal year 2020 compared to fiscal year 2019, yet CFR declined 3.9% (almost double) over the same period. As explained above, the reason for the difference is merely differing levels of pass-through subcontractor usage during the respective periods on which we make minimal or no margin and does not meaningfully impact our gross profit or net income. Accordingly, we believe that focusing on CFR in total and as the basis of other statement of operations metrics provides the most meaningful information to users, and that basing these metrics on total revenue lacks the appropriate context to be meaningful to our investors.

As a result of the foregoing, we believe that the Company has properly reported various profit measures as a percentage of CFR, which in context provides more meaningful information to our investors than total revenue.

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Hill International, Inc. Form 10-K for Fiscal Year Ended December 31, 2020 Filed March 16, 2021 Item 2.02 Form 8-K filed November 8, 2021 File No. 001-33961

If you or any other member of the staff have any questions or would like to discuss any of these matters further, please do not hesitate to contact the undersigned at (215) 309-7700.

Very truly yours,

/s/ Todd Weintraub

Todd Weintraub,
Senior Vice President and
Chief Financial Officer